UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6*)

THERAVANCE BIOPHARMA, INC.
(Name of Issuer)

Ordinary Shares, par value, $0.00001
(Title of Class of Securities)

G8807B106
(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)
June 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS
GlaxoSmithKline plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,644,807

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
9,644,807

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,644,807 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Footnotes:
(1) Ordinary Shares (as defined below) are held directly by GSK Finance No.3 plc, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 63,088,131 shares of the Issuer’s Ordinary Shares outstanding as of April 30, 2020, upon the closing of the Issuer’s offering (assuming the underwriters have not exercised their option to purchase additional Ordinary Shares), as reported in the Issuer’s prospectus supplement dated February 11, 2020 filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2020 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

Cusip No. G8807B106	13 D/A6	Page 3 of 4

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed on March 24, 2016 (as amended by Amendment No. 1 filed on May 13, 2016, Amendment No. 2 filed on February 3, 2017, Amendment No. 3 filed on April 18, 2019, Amendment No. 4 filed on February 18, 2020 and Amendment No. 5 filed on February 27, 2020 (the “Schedule 13D”)), and is being filed with respect to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 2.	Identity and background
The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4.	Purpose of Transaction.

On June 17, 2020, GSK Finance No.3 plc (the “Issuer”) announced that it is offering senior notes due 2023 (“the Notes”) exchangeable into ordinary shares of Theravance Biopharma currently beneficially owned by its indirect parent company GlaxoSmithKline plc ("GSK").  The Notes will be guaranteed by GSK and exchangeable at the option of noteholders during specified periods into substantially all of the 9,644,807 ordinary shares of Theravance Biopharma currently held by GSK and its affiliates. The Notes will not bear a coupon. Upon exchange of the notes, the issuer, expects to deliver ordinary shares of Theravance Biopharma but may, at its option under certain circumstances, deliver cash or a combination of Theravance Biopharma shares and cash. The exchange premium will be set at pricing. The Issuer will have certain customary redemption rights and expects to enter into a customary indenture with respect to the Notes.  In connection with the offering,  Theravance Biopharma will agree to file a shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register resales of its ordinary shares issuable upon exchange of the Notes.

The offering of the Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered by means of an offering memorandum solely to persons reasonably believed to be “qualified institutional buyers” (as that term is defined in Rule 144A under the Securities Act) that are also “qualified purchasers” (within the meaning of Section 2(a)(51) of the U.S. Investment Company Act of 1940, as amended.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2020
GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish

Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian

James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US

Schedule 1

Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US

Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British

Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British

Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British